Filed Pursuant to Rule 433

Registration No. 333-153608-04

April 21, 2009

The Toledo Edison Company

Pricing Term Sheet

Issuer	The Toledo Edison Company
Ratings*	Baa2/BBB (Moody’s/S&P)
Principal Amount	$300,000,000
Security Type	7.25% Senior Secured Notes due 2020
Trade Date	April 21, 2009
Settlement Date	April 24, 2009; T+3
Maturity Date	May 1, 2020
Coupon Payment Dates	Semi-annual payments in arrears on May 1st and November 1st of each year, beginning on November 1, 2009
Benchmark	UST 2.750% due Feb 15, 2019
Benchmark Price	98-23
Benchmark Yield	2.901%
Reoffer Spread	+ 437.5 bps
Reoffer Yield	7.276%
Coupon	7.25%
Price	99.803%
Net Proceeds (%)	99.141%
Net Proceeds ($)	$297,421,500
Bookrunners	Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
CUSIP	889175BE4
ISIN	US889175BE40
Pro Forma Ratio of Earnings to Fixed Charges for the Fiscal Year Ended December 31, 2007	2.10
Pro Forma Ratio of Earnings to Fixed Charges for the Fiscal Year Ended December 31, 2008	2.03

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Credit Suisse Securities (USA) LLC by calling toll-free at 1-800-221-1037, Citigroup Global Markets Inc. by calling 1-877-858-5407, J.P. Morgan Securities Inc. by calling at 1-212-834-4533 or Morgan Stanley & Co. Incorporated by calling 1-866-718-1649.